NAME OF REGISTRANT: Devon Energy
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Item #7 on Devon Energy Proxy Statement:
Vote Yes: Remove Reserve Additions from Compensation Metrics
 Symbol:  DVN
Filed by: As You Sow
Annual Meeting: June 8, 2016
Contact: dfugere@asyousow.org

SUMMARY
As You Sow filed this resolution on behalf of investors, requesting that Devon Energy de-link its executive compensation incentives from the metric of oil and gas reserve additions. Compensation metrics exist to incentivize behavior. Where executive compensation is linked to adding new reserves, management is incentivized to invest in finding and developing new reserves under all circumstances, whether it is rational or beneficial for the Company’s long term prospects. This resolution provides management with more latitude to make decisions about how it invests in new reserves, allowing it to better respond to changing oil market fundamentals, and to appropriately weigh increasing costs and falling demand. Ensuring a profitable, sustainable business model may require fewer high cost reserve additions; management must not be incentivized to produce at all costs. The Proponents urge a “yes” vote for this resolution.

RESOLVE CLAUSE
Shareholders of Devon Energy request that, to help ensure the Company responds appropriately to climate-change induced market changes, the Compensation Committee adopt a policy to not use “oil and gas reserve addition” metrics to determine the amount of senior executive’s incentive compensation.

RATIONALE FOR A YES VOTE
1.
Devon’s executive compensation structure incentivizes management to pursue short term acquisition of oil and gas reserves, limiting its discretion to choose more profitable and less risky business opportunities.

2.
Changing market dynamics and regulations are escalating risks associated with Devon’s oil and gas reserves, which can be reduced by employing capital discipline or diversifying the Company’s energy resources. Peer companies have developed compensation structures that do not prioritize reserve additions.

3.	Removing reserve additions as a metric for executive compensation is not overly prescriptive and allows the company to create more refined metrics to prioritize long term profitability.

1. Devon’s executive compensation structure incentivizes management to pursue short term acquisition of oil and gas reserves, limiting its discretion to choose more profitable and less risky business opportunities.

Company management require maximum flexibility to optimize production and development of energy reserves in line with changing market conditions and opportunities. Yet, given current executive compensation metrics, in order to ensure maximum bonuses are received, management is often fully focused on oil and gas investment.

Devon currently incentivizes reserve additions in the following ways: (1) in the performance scorecard used in compensation decisions, (2) in its long-term incentive program, and (3) as a business criteria for performance-based awards. This incentive program design has the potential to undermine the Company’s profitability, even in the short term. As the Wall Street Journal recently reported, “low prices have made huge stores of oil and gas not worth the expense of extracting,”1 but many executives, including Devon’s, are incentivized to add reserves without regard to cost, risk, feasibility, or whether doing so Is in the best interests of the Company.

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1 Ryan Dezember et al., “Key Formula for Oil Executives’ Pay: Drill Baby Drill,” Wall Street Journal (Mar.
11, 2016) available at http://www.wsj.com/articles/key-formula-for-oil-executives-pay-drill-baby-drill-
1457721329.

Rather than replace reserves “at all costs”, research from Kepler Cheuvreux recently concluded that companies, “should be asking themselves whether it makes sense to replace lost output from their existing producing assets on a barrel-for-barrel basis, or whether in fact they should be looking…instead to invest the money thus freed up in renewables.”2 Executives with a significant portion of their bonuses tied to reserve replacement may not approach strategic business decisions in a truly objective manner.3

Increasing Costs and Decreasing Profitability – The increasing cost for Devon to find, produce, and develop new oil and gas resources heightens the risk associated with Devon’s reserve replacement incentive structure. As the difficulty in locating new conventional crude oil sources increases, Devon is left to pursue “unconventional” resources that are more costly to extract due to extreme and remote locations and a range of technological challenges.4 Though Devon has thus far successfully replaced its oil and gas reserves, its capital expenditures notably increased while net income decreased.

Increasing oil and gas production costs are linked to decreasing profitability and higher competition risks. For example, between 2004 to 2014, Devon’s capital expenditures grew 125%, while production decreased 3%.5 Even with oil prices above $100/barrel from 2011 to 2013, Devon’s net incomed dropped from $4.7 billion in 2011 to a negative $20 million in 20136 due to increasing costs of replacement. Devon has since cut costs and reduced its capital expenditures due to the mid-2014 oil price collapse, but these actions do not appear to be sufficient to stem the crisis. Devon’s net income fell from a gain of $1.6 billion in 2014 to a loss of $14.5 billion in 2015.7 Devon’s stock price is also affected by low oil prices -- from June 2014 to May 2016, Devon’s stock fell 53%.8 These pressures put the viability of adding more high-cost oil and gas resources into question. This is especially true where low-cost producing nations, such as Saudi Arabia, Iran, and Iraq, can continue flooding the market for decades. We note that, despite these increasingly poor financial fundamentals, Devon’s CEO earned over $9.8 million in salary and bonuses in 2015.9

Removing metrics focused on reserves additions would allow management greater flexibility to exercise prudence when deciding whether and how much investment in oil and gas reserves is appropriate; will enable improved capital discipline; and may encourage the Company to diversify its energy resource base, which would reduce carbon asset risk.

1.	Changing market dynamics and regulations are escalating risks associated with Devon’s oil and gas reserves, which can be reduced by diversifying the Company’s energy resources.

Devon’s executive compensation incentives for reserve additions reflect an implicit belief that the Company should maintain or grow its oil and gas asset base. That belief, in turn, rests on the assumption that proved reserve additions will be profitably exploited in the future. While that view may have been historically reasonable, current energy markets undermine this assumption. Global demand for fossil fuels is being affected by new, competitive energy technologies and climate change policies, including: increased fuel efficiency, fuel-switching, electrification of ground transportation, rapidly declining costs of renewable energy, and greenhouse gas reduction mandates, among others.10

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2 Energy Transition & Climate Change, Kepler Chevreux (Sep. 15, 2014) available at
http://www.qualenergia.it/sites/default/files/articolo-doc/KC-ESG_Toil%20for%20Oil-1.pdf.
3 “Challenger CEO Report”, Challenger, Gray, Christmas April 6, 2016. Available at: https://www.challengergray.com/download/file/fid/323.
4 Jorge Leis, John McCreery and Juan Carlos Gay, “National oil companies reshape the playing field,” Bain and Company Oct 10, 2012. http://www.bain.com/publications/articles/national-oil-companies-reshape-the-playing-field.aspx; Christopher Click and Douwe Tideman. “Rediscovering the Art of Exploration,” Pricewaterhouse Cooper, 2013, http://www.strategyand.pwc.com/media/file/Strategyand_Rediscovering-the-Art-of-Exploration.pdf
5 Devon Corp. 2014 & 2004 Annual Report. Accessed May 2nd, 2016. http://investors.devonenergy.com/investors/sec-filings/default.aspx
6 Devon Corp: Financials.” Morningstar, Accessed May 2nd, 2016. http://financials.morningstar.com/income-statement/is.html?t=DVN&region=usa&culture=en-US
7 Devon Corp: Financials.” Morningstar, Accessed May 2nd, 2016. http://financials.morningstar.com/income-statement/is.html?t=DVN&region=usa&culture=en-US
8 Google Finance. Devon Corporation. Accessed April 12, 2016. https://www.google.com/finance?q=NYSE:DVN
9 Devon Energy. 2016 Proxy Statement. Accessed May 2nd, 2016. Pg 54. http://d1lge852tjjqow.cloudfront.net/CIK-0001090012/3d913cd5-5a6c-4e4f-b45a-1c98967a15fb.pdf?noexit=true
10 “IEA cuts 2015 oil demand outlook despite plunging prices,” Business Insider, Dec 12, 2014. http://www.businessinsider.com/afp-iea-cuts-2015-oil-demand-outlook-despite-plunging-prices-2014-12

Changing Demand for Oil & Gas - In developed nations, demand for oil has fallen since 2005, primarily as a result of more efficient vehicles.11 These efficiencies are spreading across the globe, as are electric vehicle (EV) incentive policies, including EV policies adopted in India and China. At the same time, battery storage technology is improving dramatically and costs are falling. Air quality policies are also affecting vehicle demand. A March 2013 Citi report cites a number of trends indicating that “oil demand [growth] is approaching a tipping point” and that a leveling off in demand may occur by 2020.12 The IEA and Deutsche Bank forecast world oil demand could peak in the next ten to fifteen years.13

Competition from carbon-free, renewable energy substitutes also threaten Devon’s natural gas business. Low carbon solutions have been adopted at a higher rate than most analysts predicted, and costs for low carbon and renewable energy infrastructure are declining faster than anticipated. Demonstrating these trends, in 2013, the world added more capacity for carbon-free electric power than coal, natural gas, and oil combined.14 As prices of renewable energy become equal to or less than fossil fuels, an aggressive shift to these forms of energy is likely to occur.

Peaking demand for carbon-based energy, and the resulting impacts to commodity prices, pose risks that some portion of Devon’s oil and gas reserve additions may never be developed and that continued large investments in high-cost reserve replacements may become stranded and unsaleable. As energy markets change, oil and gas companies must develop forward looking business models that mitigate risk and create opportunity. One possible path for oil and gas companies to respond to current energy market transitions is to reduce dependence on carbon intense, climate damaging commodities. Establishing an incentive structure that is not tied to development of carbon-intense resources is a key step in ensuring that Devon remains competitive in the transition to a clean energy economy.

2.	Peer companies have developed compensation structures that do not prioritize reserve additions.

BP, an oil and gas company peer, does not tie reserve additions directly to executive compensation and, in fact, emphasizes that “no specific portion of compensation bonuses for senior management is directly related to prove reserves targets.”15 Shell also does not include reserves replacement as a criteria in its executive compensation.16 While Devon argues that reserves additions have been included as part of a balanced approach to setting performance metrics, these peer companies have set comprehensive compensation metrics focused on long term profitability that do not include reserve additions. Devon’s peers demonstrate that removing reserve additions from executive compensation structures is not uncommon and does not compromise strategic objectives of the business. More importantly, given changes in energy markets and industry cost factors, noted above, the practice is no longer justified. The industry must move away from compensation metrics that can discourage executive leadership from changing status quo practices that may no longer yield value, such as replacing reserves whose return on investment is unclear.

3.	Removing reserves additions as a metric for executive compensation is not overly prescriptive and allows the company to create more refined metrics to prioritize long term profitability.

Contrary to the company’s claims, the proposal does not limit the “[executive compensation] committee’s ability to be effective in fulfilling its responsibilities”.17 Removing reserve additions as a direct executive compensation metric creates more latitude for management to develop profitable business models, which may require reserve replacements -- or not. As demonstrated by peers, removing direct compensation incentives for reserve replacement is not overly prescriptive, and would support the inclusion of other, more carefully applied metrics fostering sustainable business models in changing energy markets. The executive compensation committee could focus on metrics such as the profitability of production or capital efficiency, instead of reserve additions.

CONCLUSION
The executive compensation modification requested in this resolution – to omit metrics incentivizing oil and gas reserve additions as a default – will increase management discretion to freely pursue those investments that are in the best interests of the company. Proponents urge shareholders to vote “yes” in support of this resolution.

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11 “Yesterday’s fuel: The world’s thirst for oil could be nearing a peak. That is bad news for producers, excellent for everyone else,” The Economist, Aug 3, 2013, http://www.economist.com/news/leaders/21582516-worlds-thirst-oil-could-be-nearing-peak-bad-news-producers-excellent
12 Paul Tullis, “'Peak Oil' Is Back, but This Time It's a Peak in Demand.” Bloomberg, May 3, 2013, http://www.bloomberg.com/bw/articles/2013-05-01/peak-oil-is-back-but-this-time-its-a-peak-in-demand
13 Liam Denning, “Oil’s Black Swans on the Horizon,” Wall Street Journal, Feb 16, 2015, http://www.wsj.com/articles/oils-black-swans-on-the-horizon-1424108038
14 Tom Randall. “Fossil Fuels Just Lost the Race Against Renewables,” Bloomberg, April 14, 2015, http://www.bloomberg.com/news/articles/2015-04-14/fossil-fuels-just-lost-the-race-against-renewables
15 BP. 2015 Form 20F. Accessed May 2nd, 2016. Pg 228. http://www.bp.com/content/dam/bp/pdf/investors/bp-annual-report-and-form-20f-2015.pdf
16 Shell. 2015 20-F. Accessed May 4th, 2016. Pg 98-102. http://www.shell.com/investors
17 Devon Energy. 2016 Proxy Statement. Accessed May 2nd, 2016. Pg 90. http://d1lge852tjjqow.cloudfront.net/CIK-0001090012/3d913cd5-5a6c-4e4f-b45a-1c98967a15fb.pdf?noexit=true